UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ALLERGAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018490102

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

with a copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 018490102	13D	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%(1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP NO. 018490102	13D	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP NO. 018490102	13D	Page 4

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7%(3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 299,108,984 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of March 11, 2014, as reported in Allergan, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014.

Item 1.	Security and Issuer

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), which amends and supplements the statement on Schedule 13D filed on April 21, 2014 (as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2525 Dupont Drive, Irvine, California, 92612.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

As of May 2, 2014, the Reporting Persons beneficially owned an aggregate of 28,878,538 shares of Common Stock, representing approximately 9.7% of the shares of Common Stock issued and outstanding.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 1, 2014, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted with respect to the holdings of PS Fund 1 of shares of Common Stock.

On May 1, 2014, PS Fund 1 exercised American-style call options to purchase 24,831,107 shares of Common Stock for an aggregate exercise price of $2,552,338. On May 1, 2014, PS Fund 1 also paid the applicable forward purchase price under the forward purchase contracts to purchase 3,450,000 shares of Common Stock for a total consideration of $479,609,605. The source of funding for such transactions was derived from capital contributed by funds advised by Pershing Square.

Item 4.	Purpose of the Transaction

The purpose of the transactions effected on May 1, 2014 was to acquire voting securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b) Based upon the Issuer’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on March 26, 2014, there were 299,108,984 shares of Common Stock issued and outstanding as of March 11, 2014.

Based on the foregoing, as of May 2, 2014, the 28,878,538 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.7% of the shares of Common Stock issued and outstanding. The Subject Shares include 597,431 shares of Common Stock previously purchased by PS Fund 1, the 24,831,107 shares of Common Stock purchased by PS Fund 1 upon exercise of American-style call options and the 3,450,000 shares of Common Stock purchased under the forward purchase contracts.

Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning Valeant contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2 and the transactions described in Item 3 herein, which are incorporated by reference into this Item 5(c) as if restated in full, describe all of the transactions in shares of Common Stock, forward purchase contracts and options that were effected in the past 60 days by the Reporting Persons for the benefit of PS Fund 1. Except as set forth in Exhibit 99.2 and in Item 3 herein, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosures in Item 3 are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2014	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 21, 2014, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Letter Agreement, dated as of February 25, 2014, among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, LLC, dated as of April 3, 2014, by and among Pershing Square Capital Management, L.P., Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Valeant Pharmaceuticals International.*

* Previously Filed